United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)


Name of Issuer:                              Oak Hill Sportswear Corporation
Title of Class of Securities:             Common Stock
CUSIP Number:                              671365104





CUSIP No. 671365104                                           Page 2 of 4 Pages

1. Name of Reporting Person                Alphi Investment Management Company
                                                            IRS No. 36-3588013

2. Check the appropriate box if a member of a group     (a) [ ]      (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization                       Illinois

5. Sole Voting Power                                        110,200

6. Shared Voting Power                                    0

7. Sole Dispositive Power                                  110,200

8. Shared Dispositive Power                              0

9. Aggregate Amount Beneficially Owned by Each Reporting Person      110,200

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares     [ ]

11. Percent of Class Represented by Amount in Row 9      5.4%

12. Type of Reporting Person                       IA









CUSIP No. 671365104                                    Page 3 of 4 Pages


Item 1(a).  Name of Issuer

     This Amendment No. 2 to the Schedule 13G relates to the Shares of Common Stock of Oak Hill Sportswear Corporation (the
"Shares" and the "Company" respectively).

Item 1(b).  Address of Issuer's Principal Executive Offices

     The executive offices of the Company are located at 1411 Broadway, New York, New York 10018.

Item 2(a).  Name of Person Filing

     This Amendment No. 2 to the Schedule 13G is being filed on behalf of Alphi Investment Management Company ("AIMCO"), an Illinois corporation.

Item 2(b).  Address of Principal Business Office

     The principal business offices of AIMCO are located at 155 Pfingsten Road, Suite 360, Deerfield, IL 60015.

Item 2(c).  Citizenship

     U.S.A.

Item 2(d).  Title of Class of Securities

     Common Stock

Item 2(e).  CUSIP Number

      671365104

Item 3.  Type of Person

     Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership
     (a)  Amount Beneficially Owned:     110,200
     (b)  Percent of Class:     5.4%
     (c)  Number of shares as to which person has:
          (1)  sole power to vote or to direct the vote:     110,200
          (2)  shared power to vote or to direct the vote:     -0-
          (3)  sole power to dispose or to direct the
               disposition of:     110,200
          (4)  shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or less of a Class:
     Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Alphi Fund L.P. ("Alphi"), a Delaware limited partnership is the beneficial owner of 110,200 Shares, which is 5.4% of the 2,057,576 Shares of the Company deemed to be outstanding as of October 31, 1996. AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 110,200 Shares owned by Alphi.
Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
     Not applicable.

Item 8.  Identification and Classification of Members of the Group
     Not applicable.

Item 9.  Notice of Dissolution of Group
     Not applicable.

Item 10.  Certification

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November  8, 1996
Date
Philip R. Smith
Signature
Philip R. Smith   /   Secretary
Name/Title